

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 13, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Depositary Shares, each representing a 1/1,000th Interest in a 5.625% Perpetual
Non-Cumulative Preference Share of ASPEN INSURANCE HOLDINGS LIMITED under
the Exchange Act of 1934.

Sincerely,